FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated November 3, 2008.

Exhibit 1

DRYSHIPS INC. REPORTS THIRD QUARTER 2008 RESULTS

November 3, 2008, Athens, Greece.  DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the third quarter and nine months ended September 30, 2008.

Financial Highlights

•

The Company reported Net Income of 180.0 million or $4.21 per fully diluted share for the third quarter of 2008. Included in the third quarter results is a capital gain on the sale of two vessels of $65.8 million or $1.54 per fully diluted share and a non-cash loss of $36.8 million or $0.86 per fully diluted share associated with the valuation of interest rate swaps. Excluding these items Net Income would amount to $151.0 million or $3.53 per fully diluted share.

•

For the third quarter of 2008 the Company reported EBITDA1, excluding vessel gains, of $194.2 million.

•

In September 2008 the Company declared its fourteenth consecutive quarterly cash dividend of $0.20 per common share.

George Economou, Company’s Chairman and Chief Executive Officer of DryShips Inc., commented:

“We are pleased to report another quarter with solid operational and financial results. Taking advantage of the strong freight rate environment prevailing in the second and third quarters of 2008, we gradually shifted our chartering strategy from spot to period with optimal timing. As of today, going forward, we have secured half a billion of revenues per year, having covered annually between 54% and 59% of our drybulk fleet operating days under fixed time charters with an average duration of five years. Furthermore, the diversification of our charterers among a first class base minimizes our counterparty risk.

DryShips is also in a strong financial condition with cash of $456 million and another $1.224 billion of available committed bank lines, thereby providing us with total liquidity of $ 1.6 billion. Therefore, we believe that we have secured the future of our core dry bulk shipping business while enhancing our earnings visibility and providing us with significant operational leverage and flexibility. We have also expanded and modernized our fleet over the past year enhancing the longevity and quality of our earnings capacity.

The lack of financing of global trade has temporarily brought the spot market to a virtual standstill but we expect this situation to normalize as the credit crunch subsides and stockpiles are gradually but steadily drawn down. We continue to believe in the long term fundamentals of drybulk shipping. On the demand side, the infrastructure building in the developing economies of China and other countries is irreversible and will continue. On the supply side, we expect that a significant portion of the orderbook will not be delivered due to financing constraints, while scrapping will increase, leading to a tighter supply between supply and demand balance and a healthier freight market. With our modern fleet and strong locked-in cash flows and a strong balance sheet, DryShips is strategically positioned to take advantage of market opportunities as they may arise.

We are also on track with the implementation of our strategic vision of building a strong position in the ultra deep water drilling sector. With two fully operational units and four additional newbuildings on the way with attractive delivery times, our subsidiary, Primelead, is strategically positioned to be a major participant in this market and to benefit from the strong fundamentals of the ultra deep water drilling sector. Demand continues to outstrip supply, leading to record daily hire rates for the few assets available for employment. We are on track with our objective to spin off this unit to our shareholders within the first quarter of 2009 or earlier, thereby providing our shareholders with a significant value proposition..  The spun-off entity, to be renamed “Ocean Rig UDW Inc.”, will be listed on a US Exchange and will be spun-off to our shareholders in the form of a special share dividend.

Our strategy has been focused on generating superior operating and financial returns and we reiterate our commitment to maximize shareholder value for the longer term.”

Results for Quarter ended September 30, 2008

Following our acquisition of Ocean Rig, we have two reportable segments, the drybulk carrier segment and the offshore drilling rig segment. For the quarter ended September 30, 2008, Net Voyage Revenues (Voyage Revenues less Voyage Expenses) amounted to $228.2 million as compared to $140.5 million for the quarter ended September 30, 2007. For the quarter ended September 30, 2008, revenues from drilling contracts following the acquisition of Ocean Rig amounted to $89.0 million. We did not earn any revenues from drilling contracts in the quarter ended September 30, 2007, as Ocena Rig was not part of Dryships. Total Operating Income, from both segments, was $247.5 million for the quarter ended September 30, 2008, as compared to $119.9 million for the quarter ended September 30, 2007. Total Net Income, from both segments, for the quarter ended September 30, 2008 was $180.0 million or $4.21 Earnings Per Share (EPS) calculated on 42,721,141 weighted average fully diluted shares outstanding as compared to $105.3 million or $2.97 EPS calculated on 35,490,097 weighted average fully diluted shares outstanding for the quarter ended September 30, 2007. Total EBITDA, from both segments, for the quarter ended September 30, 2008 was $260.0 million as compared to $137.6 million for the quarter ended September 30, 2007.

An average of 38.9 vessels were owned and operated during the third quarter of 2008, earning an average Time Charter Equivalent, or TCE, rate of $63,965 per day as compared to an average of 33.7 vessels owned and operated during the third quarter of 2007 earning an average TCE rate of $45,525 per day. During the third quarter of 2008, the two drilling rigs that the Company acquired through Ocean Rig operated at an average daily rate of $483,734.

Results for Nine Months ended September 30, 2008

Following our acquisition of Ocean Rig, we have two reportable segments, the drybulk carrier segment and the offshore drilling rig segment. For the nine month period ended September 30, 2008, Net Voyage Revenues (Voyage Revenues less Voyage Expenses) amounted to $691.1 million as compared to $327.4 million for the nine month period   ended September 30, 2007. For the nine month period ended September 30, 2008, revenues from drilling contracts amounted to $131.9 million. The Company did not earn any revenues from drilling contracts in the nine month period   ended September 30, 2007, as Ocean Rig was not part of Dryships. Total Operating Income, from both segments, was $778.1 million for the nine month period ended September 30, 2008, as compared to $319.9 million for the nine month period ended September 30, 2007. Total Net Income, from both segments, for the nine month period ended September 30, 2008 was $656.1 million or $15.98 EPS calculated on 41,034,409 weighted average fully diluted shares outstanding as compared to $283.9 million or $8.00 EPS calculated on 35,490,097 weighted average fully diluted shares outstanding for the nine month period ended September 30, 2007. Total EBITDA, from both segments, for the nine month period ended September 30, 2008 was $831.9 million as compared to $373.0 million for the nine month period ended September 30, 2007.

An average of 38.6 vessels were owned and operated during the nine month period ended September 30, 2008, earning an average TCE rate of $65,909 per day as compared to an average of 32.8 vessels owned and operated during the nine month period ended September 30, 2007 earning an average TCE rate of $37,108 per day. During the period from May 14, 2008 through September 30, 2008, the two drilling rigs that the Company acquired through Ocean Rig operated at an average daily rate of $481,237.

Dry-dock Related Expenses

During the third quarter of 2008, no vessel was drydocked.

During the first quarter of 2008, the Company changed its method of accounting for dry-docking costs from the deferral method to the direct expense method under which related costs are expensed as incurred.  The September 30, 2007 Condensed Consolidated Financial Statements and the December 31, 2007 Condensed Consolidated Balance Sheet are adjusted to reflect this change in Accounting Policy.

Capitalization

On September 30, 2008, the ratio of debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 57.6% and the ratio of net debt (total debt less cash and cash equivalents) to total capitalization (total debt less cash and cash equivalents and stockholders equity) was 53.4%.  As of September 30, 2008, the Company had total cash and cash equivalents of $456.4 million.

Financing Activities

In July 2008 the Company concluded two facility agreements with Deutsche Bank A.G for an aggregate amount of $1.125 billion in order to partly finance the construction cost of drillship hulls 1865 and 1866.  The loans bear interest at LIBOR plus a margin and are repayable in eighteen consecutive semi-annually installments.

In July 2008 the Company concluded a facility agreement with Nord LB for an amount of $126.4 million in order to partly finance the acquisition cost of the vessel MV Flecha. The loan bears interest at LIBOR plus a margin and is repayable in forty consecutive quarterly installments.

On July 9, 2008 the Company’s subsidiary, Ocean Rig, entered into an addendum to an existing financing arrangement in the amount of $250 million to refinance the subsidiary’s $252.3 million senior unsecured callable bonds. The Company drew down the full amount of the loan which was repayable on September 30, 2008. This credit facility was repaid in September 2008, with proceeds from the Company’s new credit facility discussed below.

On September 17, 2008, the Company entered into a new five-year secured credit facility in the amount of $1.04 billion in order to refinance Ocean Rig’s existing loan indebtedness and for general corporate purposes. On September 30, 2008, the Company drew down $750 million of the new credit facility. The drawdown proceeds were used to repay all other Ocean Rig outstanding debt at the date of the drawdown amounting to $776 million including the $250 million loan discussed above. The credit facility consists of a guarantee facility, three revolving credit facilities and a term loan. The aggregate amount of the term loan is up to $400 million and the aggregate amount under revolving credit facility A is up to $350 million, the aggregate amount under revolving credit facility B is up to $250 million, the aggregate amount under revolving credit facility C is up to $20 million, and the guarantee facility also provides us with a letter of credit of up to $20 million. The undrawn amounts under credit facility A are required to be reduced by $17.5 million on December 17, 2008, and quarterly thereafter until September 17, 2013, which is 60 months after the date of the agreement.  The loan bears interest at Libor plus a margin and is repayable in 20 quarterly installments plus a balloon payment of $400 million payable together with the last installment, on September 2013.

As of September 30, 2008, the Company had a total of $2.899 billion in debt outstanding under its credit facilities with several institutions.

Fleet Developments

Deliveries – New Vessels

On July 28, 2008, the Company took delivery of the vessel MV Sorento, a 2004 built second-hand 76,500 dwt Panamax drybulk carrier, which it had agreed to acquire for $86.7 million.

On July 30, 2008, the Company took delivery of the vessel MV Flecha, a 2004 built second-hand 170,012 dwt drybulk carrier, which it had agreed to acquire for $158.0 million.

Deliveries – Sold Vessels

On July 2, 2008, the MV Waikiki, a 1995 built 75,473 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $63.0 million. The Company realized a gain of $36.9 million, which was recognized in the third quarter of 2008.

On August 14, 2008, the MV Solana, a 1995 built 75,473 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $63.0 million. The Company realized a gain of $29.2 million, which was recognized in the third quarter of 2008.

Vessels Acquisitions

On June 25, 2008, the Company entered into memoranda of agreement to acquire two Panamax vessels the MV Sidari and the MV Petani for an aggregate purchase price of $200.0 million. The vessels are expected to be delivered by the end of 2008 with existing time charters attached, each with a remaining period of approximately four years and a daily rate of $43,750.

In July 2008, the Company entered into two agreements to acquire the total shares of two companies previously held by companies controlled by George Economou. The purchase price for the shares amounts to $140.0 million in total. These companies’ assets are two charter free Panamax vessels currently under construction, in a first class Chinese yard, that are scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009 respectively. The company has assumed the obligation to make $60 million in yard installments between now and the delivery as per the pre-existing shipbuilding contracts.

On August 13, 2008, the Company agreed to acquire the MV Petalidi, a 76,608 dwt Panamax drybulk carrier, delivery of which is expected during the first quarter of 2009 for a total price of approximately $61 million. The vessel is expected to be delivered with its existing time charter attached, with a remaining period of approximately 4 years and a gross daily rate of $28,000.

On October 6 2008, the Company announced it had entered into agreements pursuant to which the Company will issue 19,431,840 shares in exchange for the shares of the single purpose companies, entities controlled by clients of Cardiff Marine including Mr. George Economou, owning nine Capesize drybulk carriers, These vessels consist of four ships in the water and five newbuildings, totaling 1.6 million dwt with an average age of approximately 2 years. The four vessels in the water have time charters attached with durations ranging from three to five years at daily rates between $ 50,000 and $67,500, as detailed in the press release of October 6, 2008.

Vessels Disposals

On March 15, 2008, the Company entered into an agreement to sell the MV Lacerta a 1994 built 71,862 dwt Panamax drybulk carrier for a price of approximately $55.5 million.  The Company expects to realize a gain of approximately $44.7 million which will be recognized in the fourth quarter of 2008.

On May 19, 2008, the Company entered into an agreement to sell the MV Primera a 1998 built 72,495 dwt Panamax drybulk carrier for a price of approximately $75.0 million.  This agreement was subsequently cancelled on October 15, 2008 and the advance paid by the buyers in the amount of $9.0 million was retained by the Company.

On June 24, 2008, the Company entered into an agreement to sell the MV Paragon a 1995 built 71,259 dwt Panamax drybulk carrier for a price of approximately $61.0 million.  The Company expects to realize a gain of approximately $30.8 million which will be recognized in the first quarter of 2009.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro a 1995 built 73,034 dwt Panamax drybulk carrier for a price of approximately $63.4 million.  The Company expects to realize a gain of approximately $36.0 million which will be recognized in the first quarter of 2009.

On July 29, 2008, the Company entered into an agreement to sell the MV La Jolla a 1997 built 72,126 dwt Panamax drybulk carrier for a price of approximately $66.0 million.  The Company expects to realize a gain of approximately $33.4 million which will be recognized in the first quarter of 2009.

Gains on Vessel Disposals

During the nine-months ended September 30, 2008 the Company recognized an aggregate gain on sale of vessels of $226.0 million or $5.51 per share.  Based on agreements that have been concluded to date, the Company expects to recognize a capital gain of $44.7 million in the fourth quarter of 2008 and approximately $100.2 million in the first quarter of 2009.

Dividend Payment

On September 30, 2008, the Company declared a dividend of $0.20 per share payable on October 31, 2008, to the stockholders of record as of October 15, 2008. This is the fourteenth consecutive quarterly dividend since Dryships became a publicly listed company in February 2005.

As of September 30, 2008, the Company has a total of $ 43,550,000 shares of common stock issued and outstanding.

Following the issuance of the shares in exchange for the nine Capesize vessels, as announced on October 6, 2008, the total number of shares outstanding will increases 62,984,840.

Acquisition of Ocean Rig ASA

On May 14, 2008, Dryships obtained control of Ocean Rig. Ocean Rig, a former Oslo Stock Exchange listed company, is a drilling contractor in the area of offshore exploration, development and production and operates two ultra deep-water drilling rigs, the Leiv Eiriksson and the Eirik Raude.  As of July 10, 2008, Dryships held 100% of Ocean Rig’s outstanding capital stock. On July 22, 2008, Ocean Rig was delisted from the Oslo Stock Exchange.

Ocean Rig’s operating results are reflected in the Company’s consolidated financial statements from May 14, 2008, and the acquisition has been accounted for using the purchase method of accounting.  In accordance with such purchase accounting, certain preliminary fair values were allocated to significant assets acquired and liabilities assumed of Ocean Rig in connection with the consolidation of its financial results with the financial results of the Company. This purchase price allocation and resulting goodwill have not yet been finalized and thus may be revised in a future filing.

Acquisition of four UDW drillships

On April 24, 2008, the Company announced that it will acquire two Ultra Deep Water (UDW) drillships. The drillships are to be constructed by Samsung Heavy Industries Co. Ltd. (SHI) and are expected to be delivered from the shipyard in the third quarter of 2011. The expected total cost of each drillship is approximately $800.0 million per unit. The drillships will be managed by Ocean Rig.

On October 6, 2008, the Company announced it had entered into an agreement to take over the equity interests of a holding company which owns two advanced capability drillships for use in ultra deep water drilling (UDW) locations. The drillships are to be constructed by Samsung Heavy Industries Co., Ltd. (SHI) and are expected to be delivered from the shipyard in the fourth quarter of 2010 and the first quarter of 2011. The consideration payable to the Sellers, entities controlled by clients of Carfiff Marine including Mr. George Economou, for these two UDW drillships will be in the form of newly issued shares of Primelead Shareholders Inc.. Following this transaction Primelead Shareholders Inc., will own six UDW units including 2 harsh environment (HE) semisubmersible rigs presently operational.

Drydockings

The company expects to incur the following expenditures associated with vessel drydockings:

	4th Quarter 2008	Full year 2009	Full year 2010
Number of Vessels	6	6	11
Expected Costs in USD millions	7.9	7.4	16.1
Off-Hire Days	134	123	265

Such costs are expensed as incurred. The actual days and expenses in connection with vessel drydockings will vary based on the shipyard schedule, weather, condition of the vessel and other factors.

Fleet Data

Third  Quarter of 2008

Total TCE revenue increased during the third quarter of 2008 compared to the third quarter of 2007, primarily as a result of an increase in the average number of vessels operated from an average of 33.7 vessels in the third quarter of 2007 to 38.9 vessels in the third quarter of 2008, and an increased daily average TCE rate in the third quarter of 2008 of $ 63,965 from $45,525 in the third quarter of 2007.

During the third quarter of 2008 revenue from the two drilling rigs acquired through Ocean Rig amounted to $89.0 million.

Vessel operating expenses increased to $19.6 million during the third quarter of 2008 compared to $15.6 million during the third quarter of 2007.  The increase is mainly attributable to the increase in the number of vessels operated from an average of 33.7 vessels during the third quarter of 2007 to 38.9 vessels during the third quarter of 2008.

During the third quarter of 2008 operating expenses for the two drilling rigs were $40.9 million.

Total depreciation increased to $49.1 million for the third quarter of 2008 compared to $20.2 million for the third quarter of 2007.  This was a direct result of the increase in the Company’s fleet from an average of 33.7 vessels in the third quarter of 2007 to an average of 38.9 vessels in the third quarter of 2008 and the depreciation on the two drilling rigs for the period since the consolidation of Ocean Rig’s financial results with the financial results of the Company.

Total general and administrative expenses, which includes management fees, increased to $25.9 million in the third quarter of 2008 from $5.4 million in the third quarter of 2007, mainly due to amortization of stock based compensation in the amount of $22.1 million, the increase in the number of fleet calendar days from 3,098 in the third quarter of 2007 to 3,578 in the third quarter of 2008 due to the growth of the fleet, and the significant increase in the exchange rate between the US Dollar and Euro.

Nine Month period ended September 30, 2008

Total TCE revenue increased during the nine month period of 2008 compared to the nine month period of 2007, primarily as a result of an increase in the average number of vessels operated, from an average of 32.8 vessels in the nine month period of 2007 to 38.6 vessels in the nine month period of 2008, and an increase in the daily average TCE rate from $37,108 in the nine month period of 2007 to $65,909 in the nine month period of 2008. During the nine months ended September 30, 2008, revenue from the two drilling rigs amounted to $131.9 million.

Vessel operating expenses increased to $57.3 million for the nine month period of 2008 compared to $45.5 million for nine month period of 2007. The increase is attributable to the increase in the number of vessels operated from an average of 32.8 vessels for the nine month period of 2007 to 38.6 vessels for the nine month period of 2008.  During the nine months ended September 30, 2008 operating expenses for the two drilling rigs amounted to $52.1 million.

Total depreciation increased to $108.3 million in the nine month period of 2008 compared to $54.2 million in the nine month period of 2007. This was a direct result of the increase in the Company’s fleet from an average of 32.8 vessels in the nine month period of 2007 to an average of 38.6 vessels in the nine month period of 2008 and the depreciation on the two drilling rigs for the period since the consolidation of Ocean Rig’s financial results with the financial results of the Company.

Total general and administrative expenses, including management fees, increased to $53.1 million in the nine month period of 2008 from $14.0 million in the nine month period of 2007, mainly due to the amortization of the stock based compensation in the amount of $22.1 million, the increase in the number of fleet calendar days from 8,965 in the third quarter of 2007 to 10,567 in the third quarter of 2008 due to the growth of the fleet and the significant increase in the exchange rate between the US Dollar and Euro.

Third Quarter 2008

(Dollars in thousands, except	Drybulk Segment
Average Daily Results - unaudited)	Three Months Ended	Three Months Ended
	30-Sep-07	30-Sep-08
Average number of vessels (1)	33.7	38.9
Total voyage days for vessels (2)	3,086	3,567
Total calendar days for vessels (3)	3,098	3,578
Vessel utilization (4)	99.6%	99.7%
Time charter equivalent (5)	45,525	63,965
Capesize	61,163	93,015
Panamax	43,174	58,811
Handymax	30,521	44,720
Vessel operating expenses (daily) (7)	4,932	5,474
Management fees (daily)	780	1,569
Total vessel operating expenses (daily) (8)	6,685	7,765
General and administrative expenses (daily) (9)	973	722*

(Dollars in thousands, except	Drilling Rig Segment
Average Daily Results - unaudited)	Three Months Ended	Three Months Ended
	30-Sep-07	30-Sep-08
Average number of drilling rigs (1)	-	2
Rig utilization (4)	-	83.9%
Revenue from drilling contracts (daily) (6)	-	483,734
Rig operating expenses (daily) (7)	-	223,875
General and administrative expenses (daily) (9)		42,168

* Excluding Amortization of Stock based compensation of $10.0 million

Nine month period ended September 30, 2008

Nine Months
(Dollars in thousands, except	Drybulk Segment
Average Daily Results - unaudited)	Nine Months Ended	Nine Months Ended
	30-Sep-07	30-Sep-08
Average number of vessels (1)	32.8	38.6
Total voyage days for vessels (2)	8,823	10,485
Total calendar days for vessels (3)	8,965	10,567
Vessels utilization (4)	98.4%	99.2%
Time charter equivalent (5)	37,108	65,909
Capesize	52,536	104,806
Panamax	35,331	60,768
Handymax	24,016	43,000
Vessel operating expenses (daily) (7)	4,941	5,421
Management fees (daily)	787	1,089
Total vessel operating expenses (daily) (8)	6,499	7,233
General and administrative expenses (daily) (9)	771	723*

(Dollars in thousands, except	Drilling Rig Segment
Average Daily Results - unaudited)	Nine Months Ended	Nine Months Ended
	30-Sep-07	30-Sep-08
Average number of drilling rigs (1)	- --	1.0
Rig utilization (4)	- -	88.5%
Revenue from drilling contracts (daily) (6)	- -	481,237
Rig operating expenses (daily) (7)	- -	190,069
General and administrative expenses (daily) (9) -		43,259

* Excluding amortization of stock based compensation of $22.1 million

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.  Average number of drilling rigs is the number of drilling rigs for the relevant period, as measured by the sum of the number of days each drilling rig was owned by the Company divided by the number of calendar days in that period.

(2) Total voyage days for vessels are the total days the vessels were in our possession for the relevant period net of off hire days.   Total employment days for drilling rigs are the total days the drilling rigs were in our possession for the relevant period net of off hire days.

 (3) Calendar days are the total days the vessels or drilling rigs, as applicable, were in our possession for the relevant period including off hire days.

(4) Vessels utilization is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing voyage days by calendar days for vessels for the relevant period. Rigs utilization is the percentage of time that our drilling rigs were available for revenue generating days, and is determined by dividing employment days by calendar days for drilling rigs for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the three and six months periods ended June 30, 2007 and 2008:

The following table reflects the calculation of our TCE rates for the periods then ended:

(Dollars in thousands)	Three months ended September 30, 2007	Three months ended September 30, 2008	Nine months ended September 30, 2007	Nine months ended September 30, 2008
Voyage revenues	150,011	239,970	349,182	730,954
Voyage expenses	(9,522)	(11,807)	(21,779)	(39,899)
Time charter equivalent revenues	140,489	228,163	327,403	691,055
Total voyage days for fleet	3,086	3,567	8,823	10,485
Time charter equivalent (TCE)	45,525	63,965	37,108	65,909

(6) Daily revenue from drilling contracts is calculated by dividing revenue from drilling contracts by rigs employment days for the relevant time period.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by vessels calendar days for the relevant time period. Daily rig operating expenses, which includes crew costs, provisions, repairs and maintenance, insurances and other operating expenses is calculated by dividing rig operating expenses by calendar days for drilling rigs for the relevant time period.

(8) Total vessel operating expenses or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by vessel calendar days for the relevant time period.

(9) Daily general and administrative expense is calculated by dividing general and administrative expense per segment (Drybulk, Drilling Rig) by total calendar days for vessels and total calendar days for drilling rigs respectively, for the relevant time period.

Financial Statements

Income Statements

The following are DryShips Inc.’s Unaudited Interim Condensed Consolidated Income Statements for the three and nine- month periods ended September 30, 2007 and 2008:

	Nine months ended September 30, 2007	Nine months ended September 30, 2008	Three months ended September 30, 2007	Three months ended September 30, 2008
(Dollars in thousands, except for share and per share data-unaudited)

INCOME STATEMENT DATA

REVENUES:
Voyage revenues	$349,182	730,954	150,011	239,970
Revenues from drilling contracts	-	131,859	-	89,007
	349,182	862,813	150,011	328,977

EXPENSES:
Voyage expenses	21,779	39,899	9,522	11,807
Vessel operating expenses	45,524	57,287	15,557	19,584
Drilling rigs operating expenses	-	52,079	-	40,875
Depreciation	54,219	108,313	20,194	49,095
Gain on sale of vessels	(106,241)	(226,024)	(20,607)	(65,766)
General & administrative expenses	13,968	53,142	5,432	25,902

Operating income	319,933	778,117	119,913	247,480

OTHER INCOME (EXPENSE):
Interest and finance costs	(34,887)	(65,988)	(12,125)	(29,796)
Gain / (loss) on interest rate swap valuation	(1,761)	(30,795)	(1,779)	(36,800)
Other, net	606	(20)	(729)	203
Total other income (expenses), net	(36,042)	(96,803)	(14,633)	(66,393)

Net income before taxes	283,891	681,314	105,280	181,087

Income taxes	-	(1,508)	-	(1,094)

Net income, after taxes and before equity in income of investee and minority interest	283,891	679,806	105,280	179,993

Minority interest	-	(16,825)	-	(12)
Equity in income of investee	-	(6,893)	-	-

Net income	283,891	656,088	105,280	179,981

Earnings per common share, basic	$8.00	15.98	2.97	4.21
Earnings per common shares, diluted	$8,00	15,98	2,97	4,21

Weighted average number of shares, basic	35,490,097	41,029,206	35,490,097	42,721,141
Weighted average number of shares, diluted	35,490,097	41,034,409	35,490,097	42,721,141

Balance Sheet

The following are DryShips Inc.’s Unaudited Interim Condensed Consolidated Balance Sheets as at December 31, 2007 and September 30, 2008:

(Expressed in thousands of U.S. Dollars)
	December 31, 2007 (As adjusted)	September 30, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$111,068	$317,686
Restricted cash	6,791	38,678
Accounts receivable trade, net of allowance of $0 and $ 957	9,185	63,150
Other current assets	25,991	36,735
Total current assets	153,035	456,249

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions	118,652	348,130
Vessels, net	1,643,867	2,171,429
Drilling rigs, net	-	1,403,754
Total fixed assets, net	1,762,519	3,923,313

OTHER NON CURRENT ASSETS:
Long term investments	405,725	-
Goodwill	-	692,610
Restricted cash	20,000	100,000
Other	3,153	19,174
Total non current assets	428,878	811,784

Total assets	$2,344,432	$5,191,346

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$194,999	$533,836
Other current liabilities	44,305	103,227

Total current liabilities	239,304	637,063

NON CURRENT LIABILITIES
Long term debt, net of current portion	1,048,779	2,365,587
Other non-current liabilities	34,620	50,169
Total non current liabilities	1,083,399	2,416,389

COMMITMENTS AND CONTIGENCIES	-	-

STOCKHOLDERS’ EQUITY	1,021,729	2,137,894

Total liabilities and stockholders’ equity	$2,344,432	$5,191,346

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

Dollars in thousands	Three Months ended
	September 30, 2007	September 30, 2008
Net cash provided by operating activities	102,409	222,439
Net increase (decrease) in current assets	2,105	(19,457)
Net decrease (increase) in current liabilities, excluding current portion of long-term debt
	1,162	(1,043)
Gain on sale of vessels	20,607	65,766
Amortization of fair value of acquired time charter agreements	1,069	11,340
Amortization of free lubricants benefit	88	94
Change in fair value of derivatives	(1,648)	(36,800)
Stock based compensation		(10,024)
Equity in income of investee	-	-
Minority interest		(12)
Net interest expense	12,125	29,796
Amortization of deferred financing costs included in net interest expense
	(318)	(3,227)
Income taxes	-	1,094
EBITDA	137,599	259,966

Dollars in thousands	Nine Months ended
	September 30, 2007	September 30, 2008
Net cash provided by operating activities	223,365	593,517
Net increase (decrease) in current assets	12,760	2,779
Net decrease (increase) in current liabilities, excluding current portion of long-term debt	(4,745)	5,550
Gain on sale of vessels	106,241	226,024
Amortization of fair value of acquired time charter agreements	3,724	25,897
Amortization of free lubricants benefit	258	276
Change in fair value of derivatives	(1,761)	(30,795)
Stock based compensation	-	(22,142)
Equity in income of investee	-	(6,893)
Minority interest	-	(16,825)
Net interest expense	34,887	65,988
Amortization of deferred financing costs included in net interest expense
	(1,732)	(12,987)
Income taxes	-	1,508
EBITDA	372,997	831,897

Fleet List

The table below describes our fleet development and current employment profile as of October 31, 2008:

Fleet Employment Data

	Year			Current	Gross rate	Redelivery
	Built	DWT	Type	employment	per day	Earliest	Latest
Period Employment

Capesize:
Brisbane	1995	151,066	Capesize	T/C	$57,000	Dec-11	Apr-12
Capri	2001	172,579	Capesize	T/C	$61,000	Apr-18	Jun-18
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	T/C	$67,000	Feb-13	Apr-13
Mystic	2008	170,500	Capesize	T/C	$52,310	Aug-18	Dec-18
Samsara	1996	150,393	Capesize	T/C	$57,000	Dec-11	Apr-12
Morgiana	1988	186,001	Capesize	T/C**	$67,500	Oct-12	Dec-12
Fernantina	2006	174,315	Capesize	T/C*	$50,000*	Apr-14	Jun-14
Pompano	2006	174,219	Capesize	T/C*	$50,000*	Mar-14	My-14
Ventura	2006	174,315	Capesize	T/C*	$50,000*	Apr-14	Jun-14
N/B-Hull No: 1128	2008	177,000	Capesize	T/C	$60,000	Oct-18	Feb-19
N/B-Hull No: 1106	2009	177,926	Capesize	T/C	$56,000	Oct-14	Dec-14

Panamax:
Avoca	2004	76,500	Panamax	T/C	$45,500	Aug-13	Dec-13
Bargara	2002	74,832	Panamax	T/C	$43,750	May-12	Jul-12
Capitola	2001	74,832	Panamax	T/C	$39,500	Jun-13	Aug-13
Catalina	2005	74,432	Panamax	T/C	$40,000	Jun-13	Aug-13
Ecola	2001	73,931	Panamax	T/C	$43,500	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	T/C	$55,500	Jun-12	Aug-12
Majorca	2005	74,364	Panamax	T/C	$43,750	Jun-12	Aug-12
Mendocino	2002	76,623	Panamax	T/C	$56,500	Jun-12	Sep-12
Padre	2004	73,601	Panamax	T/C	$46,500	Sep-12	Dec-12
Positano	2000	73,288	Panamax	T/C	$42,500	Sept-13	Dec-13
Redondo	2000	74,716	Panamax	T/C	$34,500	Apr-13	Jun-13
Saldanha	2004	75,500	Panamax	T/C	$52,500	Jun-12	Sep-12
Samatan	2001	74,823	Panamax	T/C	$39,500	May-13	Jul-13
Xanadu	1999	72,270	Panamax	T/C	$39,750	Jul-13	Sep-13
Sidari	2007	7,5204	Panamax	T/C	$43,750	Jun-12	Aug 12
Petani	2008	75,226	Panamax	T/C	$43,750	Jun-12	Aug-12
Heinrich Oldendorff	2001	73,931	Panamax	BB	$7,036	Mar-09	Jun-09

Supramax:
Clipper Gemini	2003	51,201	Supramax	BB	$27,000	Oct-11	Jun-12
VOC Galaxy	2002	51,201	Supramax	BB	$20,633	Sept-10	Feb-11

Spot Vessels

Capesize :
Alameda	2001	170,269	Capesize	Spot	***
N/B-Hull No: 1119	2010	177,926	Capesize	Spot	N/A
N/B-Hull No: 1129	2009	177,926	Capesize	Spot	N/A
N/B-Hull No: 1154	2009	177,926	Capesize	Spot	N/A
N/B-Hull No: 1155	2009	177,926	Capesize	Spot	N/A
N/B-Hull No: 2089	2009	180,000	Capesize	Spot	N/A

Panamax:
Conquistador	2001	75,607	Panamax	Spot	***
Coronado	2000	75,706	Panamax	Spot	***
Iguana	1996	70,349	Panamax	Spot	***
La Jolla	1997	72,126	Panamax	Spot	***	Sold
Lacerta	1994	71,862	Panamax	Spot	***	Sold
Maganari	2001	75,941	Panamax	Spot	***
Ocean Crystal	1999	73,688	Panamax	Spot	***
Oregon	2002	74,204	Panamax	Spot	***
Paragon	1995	71,259	Panamax	Spot	***	Sold
Primera	1998	72,495	Panamax	Spot	***
Sonoma	2001	74,786	Panamax	Baumarine	***
Sorrento	2004	76,633	Panamax	Spot	***
Toro	1995	73,034	Panamax	Baumarine	***	Sold
Marbella	2000	72,561	Panamax	Spot	***

New Buildings
N/B-Hull No: SS058	2010	82,100	Panamax	Spot	N/A
N/B-Hull No: SS059	2010	82,100	Panamax	Spot	N/A
N/B-Hull No: 1518A	2009	75,000	Panamax	Spot	N/A
N/B-Hull No: 1519A	2010	75,000	Panamax	Spot	N/A
N/B-Hull No: 1568	2008	75,000	Panamax	Spot	N/A
N/B-Hull No: 1569	2009	75,000	Panamax	Spot	N/A

*    Linked to BDI until June 30, 2009

** Staggered at a gross daily rate of $122,500, $95,000, $55,000, $35,000 and $30,000 for years one through five respectively. ***The average spot rate for October 2008 was $28,000
1. For spot vessels the TCE rate is for current voyage.
2. For vessels trading in the Baumarine pool the TCE rate is the Pool's estimate for earnings in the month of September
3. For vessels trading in the spot market or in the Baumarine pool, the quoted rates are not indications of future earnings and the company gives no assurance or guarantee of future rates
4. The MV Heinrich Oldendorff, MV Clipper Gemini, MV VOC Galaxy is employed under a bareboat charter

Conference Call and Webcast: November 3, 2008

As announced, DryShips' management team will host a conference call, November 3, 2008 at 8:00 AM  Eastern Standard  Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips"

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694-1503 (from the UK) or +(44) 1452 586-513 (from outside the US). Quote "DryShips"

A replay of the conference call will be available until November 10, 2008. The United States replay number is 1(866) 247 4222; the international replay number is 0(800) 953-1533; from the UK or (+44) 1452-550 000 and access code required for the replay is: 2133051#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 58 drybulk carriers comprising 11 Capesize, 30 Panamax, 2 Supramax, 15 newbuilding drybulk vessels, with a combined deadweight tonnage of over 6.3 million tons and 2 drilling rigs and 4 newbuilding drillships hulls .

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol “DRYS”.

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: November 3, 2008

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer

Footnotes

1  Please see later in this release for a reconciliation of EBITDA to Net cash provided by operating activities.